Exhibit 99.1

China Online Education Group Announces Second Quarter 2018 Results

Net revenues increased by 46.9% year-over-year

Gross billings1 increased by 18.3% year-over-year

BEIJING, September 10, 2018 — China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Financial and Operational Highlights

•                      Net revenues were RMB281.7 million (US$42.6 million), a 46.9% increase from RMB191.8 million for the second quarter of 2017.

•                      Gross billings were RMB420.0 million (US$63.5 million), an 18.3% increase from RMB355.1 million for the second quarter of 2017.

•                      Gross margin was 65.7%, compared with 62.9% for the second quarter of 2017.

•                      Percentage of gross billings contributed by K-12 students was 83.5%, compared with 71.9% for the second quarter of 2017.

Key Operating Data

	For the three months ended
	June 30,	June 30,	Y-o-Y
	2017	2018	Change

Gross billings (in RMB millions)	355.1	420.0	18.3%
K-12 mass-market one-on-one offering	186.5	278.0	50.6%
K-12 small class offering	0.4	43.5	NM2
Adult offering	99.8	69.3	(30.6)%
K-12 American Academy one-on-one offering	68.4	29.2	(57.2)%
Active students[3] (in thousands)	152.3	195.5	28.4%

1  Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

2  NM for non-meaningful.

3  An “active student” for a specified period refers to a student who booked at least one paid lesson, and excluding those students who only attended paid live broadcasting lessons or trial lessons.

“Leveraging the success we achieved in the first quarter of 2018, we continued to expand our business and exceeded the top end of our net revenues and gross billings guidance in the second quarter. We also increased our gross margin and reduced our operating expenses, leading to a RMB61.3 million year-over-year reduction in net operating loss,” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk. “Our strategic initiatives to keenly focus on our K-12 mass market one-on-one program led to 50.6% year-over-year growth in gross billings. During the second quarter, we continued to broaden our reach with this offering, which accounted for 66.2% of total gross billings, compared with 63.2% and 52.0% in the previous quarter and prior year period, respectively. In particular, we are seeing excellent results from our efforts to grow our student population in non-tier-one cities, which contributed 65.4% of our K-12 mass-market one-on-one gross billings in the second quarter of 2018. Traction with our Hawo small class offering is also gaining momentum. This best-in-class program generated gross billings of RMB43.5 million in the second quarter, a 17.6% increase from the prior period. Additionally, our adult education programs have stabilized with favorable results from our initiatives to attract more new students during the quarter.

“Our pathway to growth is clear and we are confident in the growth potential of our core business centered around our K-12 mass-market one-on-one offering. Along with this focus, we are becoming more efficient at allocating resources and improving our margin profile. Our operational and financial accomplishments for the first half of the year provide the cornerstones for our future growth. The market opportunity for our high-quality programs is substantial, especially in non-first-tier cities, where we are aligning our efforts to meet increasing demand and create additional value for all of our students, partners and investors,” Mr. Huang concluded.

Mr. Jimmy Lai, Chief Financial Officer of 51Talk, added, “For the second quarter of 2018 we continued to grow our revenues and improve our operating results both quarter-over-quarter and year-over-year. As a result, our first half revenues increased 55.0% and we narrowed our net loss by RMB93.0 million for the first half of the year, compared to the same period in 2017. These improvements are primarily due to  optimization in sales and marketing efficiencies. Furthermore, as our Hawo small class offering has become a more significant portion of our business, we will now be supplying additional financial information for our one-on-one and small class offerings in order to provide enhanced clarity and visibility on these two important components of our operations.”

Second Quarter 2018 Financial Results

Net Revenues

Net revenues for the second quarter of 2018 were RMB281.7 million (US$42.6 million), a 46.9% increase from RMB191.8 million for the same quarter last year. The increase was primarily attributed to an increase in the number of active students and, to a lesser extent, an increase in the average revenue per active student. The number of active students in the second quarter of 2018 was 195,500, a 28.4% increase from 152,300 for the same quarter last year.

Net revenues from one-on-one offerings for the second quarter of 2018 were RMB254.2 million (US$38.4 million), a 32.6% increase from RMB191.8 million for the same quarter last year. Net revenues from small class offering for the second quarter of 2018 were RMB27.5 million (US$4.2 million). There was no revenue for the Company’s small class offering during the second quarter in 2017.

Cost of Revenues

Cost of revenues for the second quarter of 2018 was RMB96.5 million (US$14.6 million), a 35.7% increase from RMB71.2 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to the delivery of an increased number of paid lessons.

Cost of revenues of one-on-one offerings for the second quarter of 2018 was RMB79.8 million (US$12.1 million), a 12.3% increase from RMB71.2 million for the same quarter last year. Cost of revenues of small class offering for the second quarter of 2018 was RMB16.7 million (US$2.5 million). There was no cost of revenue for the Company’s small class offering during the second quarter in 2017.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2018 was RMB185.2 million (US$28.0 million), a 53.6% increase from RMB120.6 million for the same quarter last year.

Gross margin for the second quarter of 2018 was 65.7%, compared with 62.9% for the same quarter last year.

One-on-one offerings gross margin for the second quarter of 2018 was 68.6%, compared with 62.9% for the same quarter last year. The increase was mainly attributable to a lower revenue mix from American Academy program, which has a lower gross profit margin. Small class offering gross margin for the second quarter of 2018 was 39.4%.

Operating Expenses

Total operating expenses for the second quarter of 2018 were RMB261.7 million (US$39.6 million), a 1.3% increase from RMB258.4 million for the same quarter last year. The increase was mainly the result of an increase in sales and marketing expenses, partially offset by decreases of product development, and general and administrative expenses.

Sales and marketing expenses for the second quarter of 2018 were RMB163.3 million (US$24.7 million), a 6.3% increase from RMB153.6 million for the same quarter last year. The increase was mainly due to higher branding and marketing expenses, partially offset by the RMB17.6 million net effect of certain sales personnel expenses and marketing expenses, and capitalization and amortization under the new accounting standard adopted since January 1, 2018 (please refer to the section in this news release titled “Impact of Recently Adopted New Accounting Standard”). Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the second quarter of 2018 were RMB161.9 million (US$24.5 million), a 6.0% increase from RMB152.8 million for the same quarter last year.

Product development expenses for the second quarter of 2018 were RMB44.6 million (US$6.7 million), a 12.0% decrease from RMB50.7 million for the same quarter last year. The decrease was primarily due to a decrease in the number of personnel. Excluding share-based compensation expenses, non-GAAP product development expenses for the second quarter of 2018 were RMB42.8 million (US$6.5 million), a 17.5% decrease from RMB51.9 million for the same quarter last year.

General and administrative expenses for the second quarter of 2018 were RMB53.9 million (US$8.1 million), a 0.4% decrease from RMB54.1 million for the same quarter last year. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the second quarter of 2018 were RMB50.4 million (US$7.6 million), a 5.8% increase from RMB47.6 million for the same quarter last year.

Loss from Operations

Loss from operations for the second quarter of 2018 was RMB76.5 million (US$11.6 million), compared with RMB137.8 million for the same quarter last year.

Non-GAAP loss from operations for the second quarter of 2018 was RMB69.9 million (US$10.6 million), compared with RMB131.7 million for the same quarter last year.

Net Loss

Net loss for the second quarter of 2018 was RMB73.7 million (US$11.1 million), compared with RMB139.3 million for the same quarter last year.

Non-GAAP net loss for the second quarter of 2018 was RMB67.1 million (US$10.1 million), compared with RMB133.2 million for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the second quarter of 2018 was RMB3.60 (US$0.60), compared with RMB6.90 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the second quarter of 2018 was RMB3.30 (US$0.45), compared with RMB6.60 for the same quarter last year.

Balance Sheet

As of June 30, 2018, the Company had total cash, cash equivalents, time deposits and short-term investments of RMB601.5 million (US$90.9 million), compared with RMB623.4 million as of December 31, 2017.

The Company had deferred revenues (current and non-current) of RMB1,390.6 million (US$210.2 million) as of June 30, 2018, compared with RMB1,201.8  million as of December 31, 2017.

Outlook

For the third quarter of 2018, the Company currently expects:

•                  Net revenues to be between RMB295 million to RMB300 million, which would represent an increase of approximately 24.9% to 27.1% from RMB236.1 million for the same quarter last year;

•                  Gross billings to be between RMB410 million to RMB420 million, which would represent an increase of approximately 16.0% to 18.8% from RMB353.4 million for the same quarter last year. Gross billings for our one-on-one business is expected to be between RMB395 million to RMB405 million, which would represent an increase of approximately 14.0% to 16.9% from RMB346.5 million for the same quarter last year. Gross billings for our small class business is expected to be approximately RMB15 million, which would represent an increase of approximately 117.4% from RMB6.9 million for the same quarter last year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Impact of Recently Adopted New Accounting Standard

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” On January 1, 2018, the Company adopted the Topic 606 new standard using the modified retrospective method. Under this method, the Company records adjustments to its fiscal 2018 opening balance sheet (as of January 1, 2018) to reflect the cumulative effect of the new accounting standard. The comparative information has not been restated and continues to be reported under the accounting standard in effect for those periods. The Company has completed the assessment of related adoption impact, including but not limited to accounting for incentives to customers, contract modification, contract cost and forfeitures of prepaid credits.

The Company is required to estimate the breakage, or the forfeiture of prepaid credits, and recognize the expected breakage amount as revenue in proportion to the pattern of credits consumed by the customers. Based on the Company’s analysis of historical customer forfeitures of prepaid credits, the Company has concluded that no breakage should be recognized, upon adoption or in first two quarters of 2018. The adoption of Topic 606 does not have any material impact on the Company’s revenue recognition for the first two quarters of 2018 and comparable periods. The Company will continue to update the estimate of expected breakage at each reporting date.

The new accounting standard primarily impacts the accounting of the Company’s sales personnel expenses. Under the new accounting standard, certain sales commissions to the sales personnel and the sales agents as well as new customer referral cost are considered incremental cost of obtaining contracts, and therefore shall be recognized as an asset given that the Company expects to recover those costs. RMB100.3 million, RMB 82.7 million and RMB 76.0 million of contract cost asset was capitalized in prepaid expenses and other current assets account as of June 30, 2018, March 31, 2018 and January 1, 2018, respectively. The adoption resulted in an incremental, net capitalization of RMB 17.6 million of sales and marketing expenses for the second quarter of 2018. The asset that was recognized for costs to obtain contracts will be expensed ratably in future periods, along with the recognition of revenue of corresponding contracts.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 10, 2018 (8:00 PM Beijing/Hong Kong time on September 10, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-866-264-5888
International:	1-412-317-5226
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until September 17, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10123757

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP income tax expenses, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP net loss attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6171 to US$1.00, the rate in effect as of June 30, 2018 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 5692-8909

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 5730-6200

+1-212-481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Jun. 30,	Jun. 30,
	2017	2018	2018
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	320,039	329,621	49,814
Time deposits	202,659	221,261	33,438
Short term investment	100,722	50,623	7,650
Prepaid expenses and other current assets	84,941	201,852	30,505
Total current assets	708,361	803,357	121,407

Non-current assets
Held to maturity	6,751	6,977	1,054
Property, plant and equipment, net	49,009	39,148	5,916
Intangible assets, net	9,686	9,027	1,364
Goodwill	4,223	4,223	638
Other non-current assets	5,526	5,171	781
Total non-current assets	75,195	64,546	9,753

Total assets	783,556	867,903	131,160

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Short-term loan	—	24,865	3,758
Deferred revenues	1,176,565	1,371,663	207,291
Accrued expenses and other current liabilities	222,798	188,140	28,432
Taxes payable	24,985	23,038	3,482
Total current liabilities	1,424,348	1,607,706	242,963

Non-current liabilities
Deferred revenues	25,230	18,958	2,865
Deferred tax liabilities	124	73	11
Other non-current liabilities	2,245	2,423	366
Total non-current liabilities	27,599	21,454	3,242

Total liabilities	1,451,947	1,629,160	246,205

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Jun. 30,	Jun. 30,
	2017	2018	2018
	RMB	RMB	US$

Total shareholders’ deficit	(668,391)	(761,257)	(115,045)

Total liabilities and shareholders’ deficit	783,556	867,903	131,160

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2017	2018	2018	2018	2017	2018
	RMB	RMB	RMB	US$	RMB	RMB

Net revenues	191,753	262,577	281,736	42,577	351,272	544,313
Cost of revenues	(71,150)	(92,929)	(96,538)	(14,589)	(125,902)	(189,467)
Gross profit	120,603	169,648	185,198	27,988	225,370	354,846
Operating expenses
Sales and marketing expenses	(153,619)	(171,592)	(163,274)	(24,675)	(299,696)	(334,866)
Product development expenses	(50,686)	(52,240)	(44,583)	(6,738)	(101,287)	(96,823)
General and administrative expenses	(54,095)	(56,364)	(53,864)	(8,140)	(102,459)	(110,228)
Total operating expenses	(258,400)	(280,196)	(261,721)	(39,553)	(503,442)	(541,917)
Loss from operations	(137,797)	(110,548)	(76,523)	(11,565)	(278,072)	(187,071)
Interest and other (expenses)/income, net	(409)	(1,044)	3,788	572	554	2,744
Loss before income tax expenses	(138,206)	(111,592)	(72,735)	(10,993)	(277,518)	(184,327)
Income tax expenses	(1,058)	(1,070)	(951)	(144)	(1,786)	(2,021)
Net loss	(139,264)	(112,662)	(73,686)	(11,137)	(279,304)	(186,348)
Net loss attributable to ordinary shareholders	(139,264)	(112,662)	(73,686)	(11,137)	(279,304)	(186,348)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	301,352,242	302,871,754	304,214,325	304,214,325	301,107,598	303,546,748

Net loss per share attributable to ordinary shareholders basic and diluted	(0.46)	(0.37)	(0.24)	(0.04)	(0.93)	(0.61)

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2017	2018	2018	2018	2017	2018
	RMB	RMB	RMB	US$	RMB	RMB

Net loss per ADS attributable to ordinary shareholders basic and diluted	(6.90)	(5.55)	(3.60)	(0.60)	(13.95)	(9.15)

Comprehensive loss:
Net loss	(139,264)	(112,662)	(73,686)	(11,137)	(279,304)	(186,348)
Other comprehensive loss Foreign currency translation adjustments	(6,064)	(10,628)	13,895	2,100	(12,075)	3,267
Total comprehensive loss	(145,328)	(123,290)	(59,791)	(9,037)	(291,379)	(183,081)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(863)	(1,232)	(1,379)	(208)	(2,055)	(2,611)
Product development expenses	1,221	(1,558)	(1,759)	(266)	(3,925)	(3,317)
General and administrative expenses	(6,465)	(3,803)	(3,454)	(522)	(13,250)	(7,257)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2017	2018	2018	2018	2017	2018
	RMB	RMB	RMB	US$	RMB	RMB

Sales and marketing expenses	(153,619)	(171,592)	(163,274)	(24,675)	(299,696)	(334,866)
Less: Share-based compensation expenses	(863)	(1,232)	(1,379)	(208)	(2,055)	(2,611)
Non-GAAP sales and marketing expenses	(152,756)	(170,360)	(161,895)	(24,467)	(297,641)	(332,255)

Product development expenses	(50,686)	(52,240)	(44,583)	(6,738)	(101,287)	(96,823)
Less: Share-based compensation expenses	1,221	(1,558)	(1,759)	(266)	(3,925)	(3,317)
Non-GAAP product development expenses	(51,907)	(50,682)	(42,824)	(6,472)	(97,362)	(93,506)

General and administrative expenses	(54,095)	(56,364)	(53,864)	(8,140)	(102,459)	(110,228)
Less: Share-based compensation expenses	(6,465)	(3,803)	(3,454)	(522)	(13,250)	(7,257)
Non-GAAP general and administrative expenses	(47,630)	(52,561)	(50,410)	(7,618)	(89,209)	(102,971)

Operating expenses	(258,400)	(280,196)	(261,721)	(39,553)	(503,442)	(541,917)
Less: Share-based compensation expenses	(6,107)	(6,593)	(6,592)	(996)	(19,230)	(13,185)
Non-GAAP operating expenses	(252,293)	(273,603)	(255,129)	(38,557)	(484,212)	(528,732)

Loss from operations	(137,797)	(110,548)	(76,523)	(11,565)	(278,072)	(187,071)
Less: Share-based compensation expenses	(6,107)	(6,593)	(6,592)	(996)	(19,230)	(13,185)
Non-GAAP loss from operations	(131,690)	(103,955)	(69,931)	(10,569)	(258,842)	(173,886)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2017	2018	2018	2018	2017	2018
	RMB	RMB	RMB	US$	RMB	RMB

Income tax expenses	(1,058)	(1,070)	(951)	(144)	(1,786)	(2,021)
Less: Tax impact of Share-based compensation expenses	—	—	—	—	—	—
Non-GAAP income tax expenses	(1,058)	(1,070)	(951)	(144)	(1,786)	(2,021)

Net loss	(139,264)	(112,662)	(73,686)	(11,137)	(279,304)	(186,348)
Less: Share-based compensation expenses	(6,107)	(6,593)	(6,592)	(996)	(19,230)	(13,185)
Non-GAAP net loss	(133,157)	(106,069)	(67,094)	(10,141)	(260,074)	(173,163)

Net loss attributable to ordinary shareholders	(139,264)	(112,662)	(73,686)	(11,137)	(279,304)	(186,348)
Less: Share-based compensation expenses, net of tax	(6,107)	(6,593)	(6,592)	(996)	(19,230)	(13,185)
Non-GAAP net loss attributable to ordinary shareholders	(133,157)	(106,069)	(67,094)	(10,141)	(260,074)	(173,163)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	301,352,242	302,871,754	304,214,325	304,214,325	301,107,598	303,546,748

Non-GAAP net loss per share attributable to ordinary shareholders basic and diluted	(0.44)	(0.35)	(0.22)	(0.03)	(0.86)	(0.57)

Non-GAAP net loss per ADS attributable to ordinary shareholders basic and diluted	(6.60)	(5.25)	(3.30)	(0.45)	(12.90)	(8.55)

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM ADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2017	2018	2018	2018	2017	2018
	RMB	RMB	RMB	US$	RMB	RMB

Net revenues
One-on-one offerings	191,753	245,486	254,222	38,419	351,272	499,708
Small class offerings	—	17,091	27,514	4,158	—	44,605
Total net revenues	191,753	262,577	281,736	42,577	351,272	544,313

Cost of revenues
One-on-one offerings	(71,150)	(81,085)	(79,868)	(12,070)	(125,902)	(160,953)
Small class offerings	—	(11,844)	(16,670)	(2,519)	—	(28,514)
Total cost of revenues	(71,150)	(92,929)	(96,538)	(14,589)	(125,902)	(189,467)

Gross profit
One-on-one offerings	120,603	164,401	174,354	26,349	225,370	338,755
Small class offerings	—	5,247	10,844	1,639	—	16,091
Total gross profit	120,603	169,648	185,198	27,988	225,370	354,846

Gross margin
One-on-one offerings	62.9%	67.0%	68.6%	68.6%	64.2%	67.8%
Small class offerings	—	30.7%	39.4%	39.4%	—	36.1%
Total gross margin	62.9%	64.6%	65.7%	65.7%	64.2%	65.2%

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM ADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2017	2018	2018	2018	2017	2018
	RMB	RMB	RMB	US$	RMB	RMB

Sales and marketing expenses
One-on-one offerings	(153,619)	(153,928)	(143,711)	(21,719)	(299,696)	(297,639)
Small class offerings	—	(17,664)	(19,563)	(2,956)	—	(37,227)
Total sales and marketing expenses[4]	(153,619)	(171,592)	(163,274)	(24,675)	(299,696)	(334,866)

Product development expenses
One-on-one offerings	(50,686)	(40,881)	(33,157)	(5,011)	(101,287)	(74,038)
Small class offerings	—	(11,359)	(11,426)	(1,727)	—	(22,785)
Total product development expenses[5]	(50,686)	(52,240)	(44,583)	(6,738)	(101,287)	(96,823)

General and administrative expenses
One-on-one offerings	(54,095)	(47,181)	(44,281)	(6,692)	(102,459)	(91,462)
Small class offerings	—	(9,183)	(9,583)	(1,448)	—	(18,766)
Total general and administrative expenses[6]	(54,095)	(56,364)	(53,864)	(8,140)	(102,459)	(110,228)

Operating expenses
One-on-one offerings	(258,400)	(241,990)	(221,149)	(33,422)	(503,442)	(463,139)
Small class offerings	—	(38,206)	(40,572)	(6,131)	—	(78,778)
Total operating expenses	(258,400)	(280,196)	(261,721)	(39,553)	(503,442)	(541,917)

Loss from operations
One-on-one offerings	(137,797)	(77,589)	(46,795)	(7,073)	(278,072)	(124,384)
Small class offerings	—	(32,959)	(29,728)	(4,492)	—	(62,687)
Total loss from operations	(137,797)	(110,548)	(76,523)	(11,565)	(278,072)	(187,071)

4 Share-based compensation expenses included in the sales and marketing expenses for one-on-one offerings and small class offerings were RMB1,307 and RMB72 respectively for the second quarter of 2018, and RMB1,155 and RMB77 respectively for the first quarter of 2018.

5 Share-based compensation expenses, included in the product development expenses for one-on-one offerings and small class offerings were RMB1,431 and RMB328 respectively for the second quarter of 2018, and RMB1,411 and RMB147 respectively for the first quarter of 2018.

6 Share-based compensation expenses, included in the general and administrative expenses for one-on-one offerings and small class offerings were RMB3,422 and RMB32 respectively for the second quarter of 2018, and RMB3,758 and RMB45 respectively for the first quarter of 2018.